Form 10KSB, Exhibit 13
period 1996-12-31
ZEVEX INTERNATIONAL INC
filed 1997-04-03
CIK 827056

ABOUT OUR COMPANY

ZEVEX ZEVEX International, through its wholly owned subsidiary, ZEVEX Incorporated, International manufactures and markets niche products using ultrasound technology and sophisticated electronic components.

ZEVEX' s core business is the design and manufacture ofmarkets ultrasonic sensor components embodying ultrasound technology forto Original Equipment Manufacturers (OEM's), who incorporate our components into their products. In recent years, the Company ZEVEX has opened new markets evolved to become a manufacturer by introducing its first proprietary product, the BottleWatchr. Our company is further expanding its market potential with the development of new proprietary products and complete electronic instruments for sale under private label.

The ZEVEX's growth strategy of the Company includes expanding our OEM business and increasing sales of our proprietary products expansion. ZEVEX is committed to growing its business by sales of proprietary ZEVEX products. ZEVEX is committed to grow its business by aligning our goals with the needs of our customers in the following ways: in the following ways:

     -growing the baseIntroducing innovative proprietary
          products for niche applications.
     -Producing new component products and private-label instruments.

     -Achieving further market penetration with our company's existing OEM products.

ZEVEX's products are currently sold directly and through distributors to customers worldwide. Our The Company's headquarters and 18,000-square foot manufacturing facility are located at 5175 Greenpine Drive, Salt Lake City, Utah.

The common stock of ZEVEX is traded in Over the Counter
(OTC) markets under the symbols ZVXI and ZVXIU.

U.

                   REVENUES1995 HIGHLIGHTS


ZEVEX achieved excellent sales results for fiscal year 1995.
During 1995 revenues soared 59% to a record $5,295,762, versus revenues of $3,332,437 for 1994.


Net ZEVEX achieved excellent results for fiscal year 1995 -- the best in the company's nine year history. We enjoyed a phenomenal 60% increase in revenues on record earnings of
 . Net income was up to $316,800, compared to a net loss of $24,662 in 1994. Net income per share rose to $0.24 over a
net loss of $0.02 per share in 1994was up               .
Earnings per share increased        .
                       1995 HIGHLIGHTS
PATENTING INNOVATION
Nineteen ninety-five was a year of triumphant firsts for ZEVEX. Our company filed six patent applications in 1995, and was awarded the first of those patents for its BottleWatchr sensing technology . ZEVEX has five patents pending for future products.
INTRODUCING NEW PRODUCTS
In 1995, ZEVEX discovered the trials and the rewards of
bringing our first proprietary product to market.   ZEVEX
successfully launched the production version of BottleWatchr, a non-invasive liquid level indicator used with bottles of irrigating solution during cataract surgery..
The patented technology of BottleWatchr enjoys a unique sales position as the only product of its kind in a worldwide an international market. BottleWatchr, which has been well-received by the market, generated tremendous enthusiasm at the American Academy of Ophthalmology and the European Society for Cataract and Refractive Surgery trade shows in 1995. Exclusive distribution agreements for ZEVEX's BottleWatchr have been established with dealers in


Western Europe, Japan, and Australia.  We expect sales of
BottleWatchr to increase significantly with product awareness in 1996.

STREAMLINING DESIGN EFFICIENCIES

This last year has seen us make In 1995, ZEVEX made great strides in refining and streamlining our design and production processes to to accommodate a doubling of ZEVEX's production demands. We have realized the need to streamline our technical efforts, placing special emphasis on the importance of the initial design and validation stages to speed up production, and get our products to market fasteraccelerate project development time from prototype to market-ready product. For example, ZEVEXX's introducedtion of 3-D CAD (three-dimensional Computer Aided Design) technology to its design group to facilitates the rapid creation of a working prototype directly from our files through a process called stereo-lithography. IThe introducingtion of CAD technology allows us to get our products to market faster and more economically, because we can assess a working model before investing in production tooling. ZEVEX will continue to introduce strategic technology, like 3-D CAD, to its design group where such investments will clearly contribute to our bottom line. ZEVEX will continue to introduce strategic technology, like 3D CAD, to its design group where such investments will clearly contribute to our bottom line.


EMPHASIZING SKILLED MANUFACTURING

In manufacturing during 1995, we emphasized the acquisition and training of a more skilled workforce as an investment in longterm efficiency. We also increased the size of our physical plant by over 4,000 square feet to accomodate increased production demands. In 1996 we will further enhance training programs. In addition, over the next year, we will concentrate on upgrading our equipment and facilities to keep up with rapid production growth while enhancing speed and accuracy. As the leaders of progress at ZEVEX, management will use master scheduling and planning to capitalize on our top-notch production force. ZEVEX's concentration on planning and building from within will allow us to realize the fullest potential of our resources -- both economic and human.
Our success in 1995 illustrated the benefits of harmonizing the interests of our customers, our vendors, and our employees to foster a strong and highly effective manufacturing team. In 1996 we are poised to team even better with our vendors to ensure the consistency and reliability of supplies necessary to meet our dramatically increased production demands.



LOOKING TOWARD 1996

Our success in 1995 illustrated the benfits of harmonizing the interests of our customers, our vendors, and our employees to foster a strong and highly effective manufacturing team. In 1996 we are poised to team even better with our vendors to ensure the consistency and reliability of supplies necessary to meet our dramatically increased production demands.

ZEVEX's growth in 1995 facilitates our company's diversification in the new year. In 1996 we will continue to grow and nurture our established customer base relationships. Simultaneously, we will focus on the introduction and production of innovative proprietary products to expand and diversify our revenue base sources. In 1996 we will strive to improve the margins on our current products through measures already introduced to streamline design and increase production efficiencies.

In the new year, wWe will continue to direct our energiesengergies toward the growth of our resources, our revenues and our people. (ZEVEX's most important assets).
We will continue to be competitive with larger companies by tapping the depth of our unique and multi-talented team at ZEVEX. We know our company is only as successful as the many dedicated individuals making it run.leaders of innovation in a competitive industry.


Every employee at ZEVEX is committed to our company's and our customers' success. Nineteen ninety-five has shown us that we can deliver an outstanding products to an eager markets, and 1996 looks even brighter. ZEVEX is on the threshold of phenomenal growth. We are proud of the accomplishments of our employees as the life force of our company, and we are grateful to our shareholders for their continued support and confidence in our future. Nineteen ninety-six promises once again to reward that confidence.



                      ZEVEX'S PRODUCTS

Ultrasonic air bubble detectors are noninvasive sensors that are used to detect air bubbles in solutions flowing through intravenous fluid lines. These devices, which employ our company's proprietary ultrasound technology, are used to prevent the infusion of air into the bloodstreams of patients connected to blood collection systems, drug infusion pumps, hemodialysis machines and cardiopulmonary bypass systems.

Ultrasonic liquid level detectors employ ultrasound to detect liquid volumes, or simply the presence of liquids, within a vessel. Our company has patented its noninvasive sensor technology, which provides efficient transmission of ultrasonic energy in the absence of a viscous coupling medium, such as gel. Liquid level detectors are presently employed in medical applications, which include blood level monitoring in reservoirs of cardiopulmonary bypass systems. Ultrasonic phacoemulsification handpieces, drive circuits and instruments are employed in ophthalmic surgery for the removal of cataracts. Ultrasonic phacoemulsification refers to an outpatient procedure whereby ultrasonic energy is harnessed to fragment cataract tissue while an irrigating solution emulsifies the material for removal via aspiration. Our company produces handpieces, drive circuits, and complete instruments under private label, which are in turn used by ophthalmologists to perform cataract surgery. BottleWatchr liquid level indicators noninvasively monitor liquid levels in bottles of balanced salt solution that  are  used extensively  in  cataract  and retinal
surgery.   Balanced  salt solution   is  required  to
nourish  and  support  the  delicate structures  of  the eye during ocular surgery, the depletion of which can complicate surgery, or, in the worst case, lead to irreparable damage of the patient's eye. When the liquid level drops below the user-specified position of the BottleWatchr, audible and visible alarms immediately activate. BottleWatchr is the first proprietary product to be trademarked and marketed under the ZEVEX name, and worldwide distribution was successfully established
during                      1995.
        MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
               CONDITION AND RESULTS OF OPERATIONS

General

ZEVEX's sales results for 1995 were the strongest in our company's history. Revenues increased 59%, from $3,332,437 in 1994 to $5,295,762 in 1995. Management attributes increased sales in 1995 to an aggressive marketing operation that emphasized unsurpassed customer service and increased product visibility, both nationally and internationally.

In 1996, management plans to continue our successful marketing practices. In addition, we will enhance sales by developing and introducing new products for specialized applications in medicine and industry. We will align our development of new products with the needs of our customers through strategic alliances with our customers and our vendors. Management intends to open new and expand existing markets for our proprietary products by anticipating needed technology, achieving high-visibility and maintaining a reputation for quality.

In the past, ZEVEX has experienced variations in operating results from quarter to quarter due to fluctuations in the timing and size of orders from major OEM customers.
Management believes that increased demand for ZEVEX's proprietary products will offset such modulations of our company's quarterly results in the future.




ZEVEX's gross profit as a percentage of sales was 42.1% in 1995, as compared to 39.5% in 1994. Management attributes the increase to product mix and management's concentration on improving manufacturing efficiencies.

During 1995, ZEVEX's general and administrative expenses increased to $1,324,749 or 25.0% of gross sales as opposed to $1,023,988 or 30.7% of gross sales in 1994. The increased expenses resulted from our company's expansion of its physical facilities, which in turn increased rental, utility and related expenses. Our company also increased overhead when it improved customer service by expanding its sales, marketing and customer service staff. In addition, certain administrative costs were associated with our company's establishment of more extensive internal production and management controls, and improved quality assurance procedures and documentation. Our company also had an increase in legal expenses associated with patent and trademank costs as well as increases in employee-related expenses such as insurance, taxation and pension benefits. Management anticipates that general and administrative expenses in 1996 will continue at approximately the same rate as in the previous year.

In 1995, ZEVEX continued research and development activities, independent of engineering conducted on behalf of its customers, in an effort to develop new company owned technologies and products in areas where management perceived a demand. Our company invested $502,255 in 1995 and $419,278 in 1994 directly in new research and development projects. Management remains committed to aggressive research and development activities and anticipates an investment of $500,000 in 1996.

Operating income increased to $905,460, or 17.1% of gross sales, in 1995, from $291,780, or 8.8% of gross sales, in 1994. Similarly, ZEVEX earned a net income of $316,800, or 6.0% of gross sales, in 1995, compared to a net loss of $24,622, or (.7)% of gross sales, in 1994. These increases during 1995 as compared to 1994 are principally due to ZEVEX's product mix delivered during the year.

Liquidity and Capital Resources

During 1995, the $316,800 net income from operating activities created net cash of $214,361 as our company funded an increase in accounts receivable, inventories and work in process for future sale. Operating activities during 1994 used net cash of $461,721 as ZEVEX funded an increase in accounts receivable and inventories.

ZEVEX's purchases of new research, production, testing equipment and tooling increased to $237,331 in 1995 from $136,744 in 1994. The increase in purchases of equipment is primarily due to upgrading our company's production fixturing, tooling and research and engineering capabilities in 1995. Our company expects to spend approximately $240,000 in 1996 for additional manufacturing equipment as well as for normal replacement of obsolete equipment.


Financing activities used nominal amounts of cash during each of the preceding three years for interest on long-term indebtedness.

Our company's working capital at December 31, 1995, was $2,528,418, as compared to $2,269,944 and $2,304,984 at
December 31, 1994 and 1993 respectively. The portion of working capital represented by cash at such dates was $870,333, $864,332 and $1,462,979 respectively. Our company utilizes substantial portions of its cash from time to time to fund its operations including increases in inventories, accounts receivable and work in process in connection with various customer orders. Management anticipates that ZEVEX's current working capital will meet our company's working capital requirements for current sales volumes.
Inflation and Changing Prices
Our company has not been, and in the near term is not expected to be, materially affected by inflation or changing prices.
                  SHAREHOLDER'S INFORMATION


CORPORATE ADDRESS                  TRANSFER AGENT
5175 Greenpine Drive               Colonial Stock Transfer
Salt Lake City, Utah 84123         440 East 400 South, Suite
100
Telephone: (801) 264-1001          Salt Lake City, Utah
84111
FAX: (801) 264-1051
                                   INDEPENDENT AUDITORS
FORM 10K                           Nielsen, Grimmett and
Company
Available from our company         175 East 400 South, Suite
600
upon request.                      Salt Lake City, Utah
84111

ANNUAL MEETING
The Annual Meeting of ZEVEX
stockholders will be held on
April 18, 1996


                 PRICE RANGE OF COMMON STOCK

The common stock shares and units of ZEVEX International, Inc. are traded on the OTC (Over-the-Counter) Bulletin Board and listed on the OTC pink sheets under ZVXI and ZVXIU.

                    High Bid  High Bid   Low Bid   Low Bid
                     Common     Units    Common     Units
Fiscal Year 1994
    First Quarter     $4.50     $4.75     $3.75     $4.00
    Second Quarter    $3.75     $4.00     $2.75     $3.00
    Third Quarter     $3.25     $3.25     $2.50     $2.50
    Fourth Quarter    $3.25     $3.25     $2.00     $2.00

Fiscal Year 1995
    First Quarter     $3.75     $3.75     $2.50     $2.50
    Second Quarter    $4.00     $4.00     $2.75     $2.75
    Third Quarter     $3.25     $3.50     $2.25     $2.25
    Fourth Quarter    $4.00     $4.25     $3.25     $3.20


On March 18, 1994, ZEVEX warrants began trading on the OTC
Bulletin Board System.

As of February 12, 1996, our company had 580 shareholders of record, including shares held of record by brokerage houses and clearing corporations on behalf of their customers.