Form 10-K, Exhibit 13
period 1997-12-31
ZEVEX INTERNATIONAL INC
filed 1998-03-31
CIK 827056

Cover:           [PHOTOGRAPH OF ZEVEX BUILDING CORNER AGAINST BLUE SKY]
Inside:    [PHOTOGRAPH OF THE MANUFACTURING FLOOR, WITH INSET OF SECOND PHOTO]
                        [PHOTOGRAPH OF ENGINEERING LAB]
                       [PHOTOGRAPH OF ENGINEERING DESIGN]
                        [PHOTOGRAPH OF DOCUMENT CONTROL]

CAPTION: WORLD CLASS OEM ELECTRONICS DESIGN AND MANUFACTURING

"ZEVEX operations are located in a modern 51,000 square foot manufacturing facility in Salt Lake City, Utah. The computer-based assembly instruction system is state-of-the-art and one of many production capabilities available to technicians and assembly personnel.

Products are designed by ZEVEX to meet specific customer requirements by integrating core technologies of acoustics, ultrasound, sensor design, transducer modeling and electro-mechanical systems development.

The engineering and design staff work closely with each client to turn specifications into validated product solutions.

Designers utilize a variety of software packages including the industry-standard Pro/ENGINEER[R]CAD system for mechanical design and Cadence[R] software for electronic design.

ZEVEX has been evaluated by the National Standards Authority of Ireland and awarded the ISO-9001 and EN-46001 certifications. ZEVEX specializes in developing and manufacturing products for the medical marketplace and is an FDA-registered device manufacturer."





                    1997 ANNUAL REPORT LETTER TO STOCKHOLDERS




Dear Stockholders

It is with great satisfaction that we issue the following 1997 Annual Report to the stockholders of ZEVEX International, Inc. ZEVEX had an exceptional 1997, as the Company experienced tremendous growth, change and achievement. Some of the most significant developments of 1997 included the following: record revenues and profitability; relocation into the Company's new 51,000 square foot headquarters and manufacturing facility; completion of a successful private placement and secondary offering of common stock that raised $14.25 million for future growth and development; listing of ZEVEX common stock on the American Stock Exchange; and changing the Company's state of incorporation from Nevada to Delaware. As we enter 1998, ZEVEX is a stronger, more mature company, with increased momentum for growth.

In 1997, the Company achieved record revenues totaling almost $9.0 million, or a 58% increase over $5.7 million in 1996. Net income also increased 108% to $718,242 in 1997, compared to net income of $345,577 in 1996. Net income per share rose 36% to $.34 compared to earnings per share of $.25 in 1996.

In June, 1997, we moved into our new 51,000 square foot world headquarters and manufacturing facility. The timely construction of this facility was expedited by securing a $2 million industrial development bond (the Company's only debt) with an average interest rate of approximately 3.7%. This facility more than doubled the Company's available manufacturing and administrative space.

In February, 1997, the Company successfully completed a private offering of 500,000 Units (each Unit consisting of one common share and a warrant to purchase one common share), which provided $1.25 million in net proceeds to the Company. In November, 1997, the Company commenced a secondary public offering of its common stock that provided $13 million in net proceeds to the Company. The additional capital raised through these offerings has provided the Company with the necessary funding to stimulate future growth and development.

In May, 1997, the Company became listed on the American Stock Exchange. Previously, ZEVEX common stock was listed on the OTC market and traded in the pink sheets. The move to Amex increased the Company's visibility and interest in its common stock, and contributed to a sharp increase in the price of the Company's common stock during 1997.

In November, 1997, the Company changed its state of incorporation from Nevada to Delaware. We expect that the move to Delaware corporate law will strengthen the Company's profile with institutional investors and industry analysts.

The achievement of these milestones in 1997 has positioned the Company well for future growth. As to the future, we believe that the OEM market for the manufacture of medical devices will continue to grow, and ZEVEX is now well positioned to take advantage of that growth. Our goal is to become recognized as one of the dominant providers of manufacturing services to medical device companies.

Also, we will pursue the development of additional proprietary products. We have achieved success with the introduction of our EnteraLite(R) Ambulatory Enteral Feeding Pump, and we plan to follow that with other proprietary products to provide diversity to our revenue mix.

We are grateful to all of our stakeholders for their commitment in helping ZEVEX grow to this point, and we look forward to an even brighter future.

Sincerely,



Dean G.  Constantine       David J.  McNally         Phillip L.  McStotts
President and CEO          Vice President and        Secretary/Treasurer and CFO
                           Marketing Director

BUSINESS

ZEVEX International, Inc., is the issuer of the following Annual Report to Stockholders for fiscal year ended December 31, 1997. Throughout this report, ZEVEX International, Inc., and its wholly-owned subsidiary, ZEVEX,Inc., are collectively referred to for convenience as "ZEVEX," or the "Company."
     General

ZEVEX International, Inc., (hereafter "ZEVEX," or the "Company") designs and manufactures advanced medical devices, including surgical systems, device components, and sensors for medical technology companies. The Company also designs, manufactures, and markets its own medical devices using its proprietary technologies. ZEVEX's design and manufacturing service customers are medical technology companies, who sell ZEVEX's systems and devices under private labels or incorporate the Company's devices into their products. ZEVEX designs and manufactures over 100 different surgical systems, device components and sensors for more than 50 different established and emerging medical technology companies, such as Alaris Medical Systems, Inc., Allergan, Inc., Paradigm Medical Industries, Inc., various divisions of Baxter Healthcare Corporation, Mentor Corporation, SIMS Deltec, Inc., Staar Surgical Company, and 3M Company Healthcare. ZEVEX uses extensive engineering and regulatory expertise to deliver integrated design and manufacturing solutions to its medical device customers.

ZEVEX offers its manufacturing service customers the following advantages:

      Broad Experience and Expertise with Numerous Medical Devices.
Over its 11-year history, the Company has manufactured numerous advanced medical devices, including surgical systems, device components and sensors. The Company has developed considerable expertise in product design, engineering, manufacturing and regulatory compliance associated with a variety of medical devices.

      Generally Lower Cost and Higher Quality.
ZEVEX provides a wide range of engineering services for complete device or system design, including engineering, component analysis, testing and regulatory compliance. The Company strives to increase the quality and lower the overall cost of the devices or systems manufactured for its customers by integrating design and engineering work with manufacturing processes, materials acquisitions, quality assurance and regulatory considerations.

      Rapid Product Development.
With its extensive engineering and manufacturing capabilities, the Company often can develop and commercialize new products faster than its competitors or its customers, who otherwise must expend significant time and financial resources to develop internal engineering expertise and qualified manufacturing facilities.

      Regulatory Compliance
ZEVEX is ISO 9001 and EN 46001 certified, and has developed internal systems intended to maintain compliance with the FDA's GMP requirements. The Company devotes significant management time and financial resources to GMP compliance and ISO certification. By using the Company's manufacturing services, customers can take advantage of ZEVEX's investment in regulatory and industry certifications.

      Production Flexibility
A broad customer base and cross-trained work force allow ZEVEX to offer its customers production flexibility, enabling customers to effect product enhancements and to adjust production volumes in response to demand fluctuations.

ZEVEX's strategy is to augment continuing growth in its design and manufacturing service business with the development and commercialization of proprietary products that use the Company's technologies or engineering expertise, or that complement the Company's existing proprietary products. The Company has successfully applied its engineering and regulatory expertise to the development, commercialization and marketing of EnteraLite(R), ZEVEX's proprietary Ambulatory Enteral Feeding Pump for patients who require direct gastrointestinal nutritional therapy. The EnteraLite(R) pump provides patients with maximum mobility, while delivering enteral solutions with unprecedented accuracy.

DEVICES THAT ZEVEX MANUFACTURES FOR OTHERS AND THEIR MARKETS

     Surgical Devices -- Ophthalmic.
The Company designs and manufactures ultrasonic phacoemulsification handpieces and systems for the surgical removal of cataracts. Phacoemulsification is a method of cataract extraction, which uses ultrasound waves to break the cataract-obstructed lens of the eye into small fragments that can be removed through a hollow needle. Phacoemulsification requires only a three to four millimeter incision, compared to incisions of up to 12 millimeters for other techniques. Phacoemulsification is currently used in more than 80 percent of cataract procedures in the United States. ZEVEX manufactures handpieces of several designs for Allergan, Inc., who is a major customer and a market leader in ophthalmology. The Company currently manufactures two complete phacoemulsification systems for one customer, Paradigm Medical Industries, Inc. These two systems include a basic ultrasonic system and a high-end system that embodies both laser and ultrasonic energy sources. Allergan, Inc., and Paradigm Medical Industries, Inc., are the Company's two largest customers for phacoemulsification products. However, ZEVEX provides handpieces to many more customers worldwide.

     Surgical Devices -- Liposuction.
The Company designs and manufactures ultrasonic handpieces for liposuction. Liposuction, the removal of body fat, is one of the most popular cosmetic procedures performed today. Current liposuction procedures involve the use of a metal cannula to sheer fat from a patient. The current procedure requires the physician to exert a large amount of force. In ultrasonically assisted liposuction, a generator sends ultrasonic waves through a probe that is inserted under the skin. The ultrasonic energy emulsifies the fat, which can then be easily aspirated away. Ultrasonic liposuction surgery can significantly reduce patient trauma.

      Medical Sensors.
The Company designs and manufactures a variety of non-invasive ultrasonic sensors for the detection of air bubbles and the monitoring of liquid levels in medical devices. The Company's air bubble detectors monitor intravenous fluid lines in a variety of devices and systems, including drug infusion pumps, hemodialysis machines, blood collection systems, and cardiopulmonary bypass systems. The Company's liquid level detectors are used to monitor critical levels of liquids in various reservoirs used in surgery, such as those employed in cardiopulmonary bypass systems.

ZEVEX'S PROPRIETARY PRODUCTS

     EnteraLite(R) Ambulatory Enteral Feeding Pump.
In September 1996, the Company began selling the EnteraLite(R) Ambulatory Enteral Feeding Pump for patients who require direct gastrointestinal nutritional therapy. Enteral feeding is a means of providing nutrition to patients who have experienced head or neck trauma, or have gastrointestinal disorders, such as short bowel syndrome, Crohn's Disease, bowel pseudo-obstruction, and other serious digestive disorders that prevent them from digesting food normally. Many enteral feeding patients require continuous administration of nutritional solutions throughout the day, which requires the patient to carry an enteral feeding pump. The EnteraLite(R) pump is the lightest, most compact enteral feeding pump on the market, possessing unprecedented safety and accuracy in liquid nutrition delivery. The EnteraLite(R) has a 24-hour battery, one-third longer than the battery life of its closest competitor. The EnteraLite(R) pump carries a two-year warranty, twice the industry average. The EnteraLite(R) requires the use of disposable feeding bags and tube sets, both of which are sold by the Company. The Company has been awarded five US patents for EnteraLite(R) technology. ZEVEX has also received Notices of Allowance from the US Patent and Trademark Office ("PTO") for one additional patents that relate to various aspects of the EnteraLite(R) pump.

DESIGN AND ENGINEERING CAPABILITIES

The Company has extensive design and engineering capabilities. In most instances, ZEVEX's manufacturing service customers rely on the Company from the outset of their project for complete design, engineering, component analysis, testing and regulatory compliance for their medical device or system. Over its 11-year history, the Company's engineering staff has performed substantially all of the design and engineering work for such medical devices or systems. In other instances, customers have come to the Company with final drawings for devices that they believe are ready for manufacturing. In such cases, the Company has revised and tested the customer's existing design prior to manufacturing. Many times, ZEVEX's engineers have identified and offered design alternatives, which have improved performance or produced manufacturing efficiencies.

      Team Approach.
The Company puts together a project team of engineers and technicians from various disciplines for each engineering project.

      Close Cooperation with the Customer.
The Company's engineers work closely with the customer during all phases of the design, engineering, and testing of the customer's device or system. The cooperative approach is used to assure that customers' expectations are met or exceeded in the final product.

      Integration of Engineering Staff.
ZEVEX's engineers assist sales and marketing personnel in evaluating requests for proposals and developing specific solutions, bids, cost estimates, and plans for each product. The Company's project engineers act as customer contacts throughout the design and engineering phase and have responsibility for all aspects of a customer's project.

      State-of-the-Art Engineering Technologies.
The Company has made significant investments in state-of-the-art equipment to support its design and engineering staff, including product performance modeling software, custom testing stations and three-dimensional computer aided design ("CAD") software. Using its own software design, ZEVEX has created what management believes is the most sophisticated modeling software for ultrasonic device development. The Company's modeling and design capacities hasten product development for ultrasonic devices and improve the quality of the final device.

MANUFACTURING CAPABILITIES

The Company's products are assembled and tested at its manufacturing facility in Salt Lake City, Utah. In most cases, the manufacturing process begins with technical drawings and specifications derived through the engineering and design process. Once the preliminary design has been completed, prototypes are manufactured and further design refinements and adjustments are made based on the performance of the prototypes. Following completion of final design specifications, the Company orders the required electronic components, piezoelectric ceramic, molded plastic and stainless steel housings, and other items from qualified suppliers of such items. A state-of-the-art software program and data base are used to manage inventory and control the ordering process for the more than 30,000 parts used in ZEVEX's products. As the evolution of a device or system reaches production, members of the project team with direct responsibility for manufacturing, quality assurance, test engineering, and materials assume a greater role. The project team develops an assembly process, product testing and quality assurance procedures to produce high-quality devices or systems that satisfy customer specifications as well as the FDA's GMP, and ISO 9001/EN 46001 quality standards. Often, manufacturing begins with a relatively small number of pre-production units that are used by the customer for clinical trials. The Company and the customer frequently work closely together to make engineering and manufacturing refinements during this pre-production phase.

     Suppliers.
ZEVEX purchases its component parts and raw materials from various suppliers. The Company is not dependent on any single supplier for any item, and believes that it can acquire materials from various sources on a timely basis.

MARKETING AND SALES

      Marketing and Sales of ZEVEX's Design and Manufacturing Services.
The Company generates new design and manufacturing projects from customers using direct sales personnel who are trained in the Company's engineering expertise and manufacturing capabilities. Project engineers also participate extensively in sales and marketing activities. In addition, the Company promotes its design and manufacturing capabilities at industry trade shows, by advertising in leading industry publications, and by obtaining referrals from customers, former employees of customers, and other persons who are familiar with the Company's services.

     Marketing and Sales of ZEVEX's EnteraLite(R) Ambulatory Enteral Feeding Pump. The Company has a network of over 50 independent manufacturer's representatives who sell the EnteraLite(R) pump and related disposable delivery sets. These representatives are selected based upon their experience with the home health care market served by EnteraLite(R), and they sell directly to home health care service providers, including hospitals with such divisions. The manufacturer's representatives are regionally supported by specialists with clinical credentials (registered dietitians or nurses), who are full-time employees of the Company.

SIGNIFICANT CUSTOMERS

During 1997, ZEVEX provided design and manufacturing services for over 100 devices to more than 50 customers. Four of the Company's design and manufacturing customers, Alaris Medical Systems, Inc., Allergan, Inc., Mentor Corporation and Paradigm Medical, Inc., accounted for approximately 65% of the Company's total revenues in 1997. Three of these customers accounted for 66% of the Company's total revenues in 1996, and two of these customers accounted for approximately 50% of the Company's total revenues in 1995. Sales of its design and manufacturing services to foreign customers accounted for approximately 7% of revenues during 1997, 1996 and 1995. The Company's customers for its design and manufacturing services are medical technology companies, who sell ZEVEX's systems and devices under private labels or incorporate the Company's devices into their products. Generally, ZEVEX seeks to obtain design and manufacturing arrangements from its customers for a specified period of time. Typically, the Company secures manufacturing rights for three to five years initially, followed by annual renewal. The Company rarely undertakes design work if it does not also obtain a contract for the accompanying manufacturing work.

BACKLOG

At December 31, 1997, the Company had a backlog of approximately $6,265,007, on orders for medical devices to be manufactured by ZEVEX for other medical technology companies, as compared to backlogs at December 31, 1996 and 1995, of $3,091,000 and $2,359,000, respectively. As of March 24, 1998, the Company had a backlog of $7,418,088. For purposes of the above figures, backlog includes all orders received by the Company pursuant to purchase orders that have not been completed and shipped by the Company. This does not include any backlog for the Company's proprietary products, because the Company manufactures these devices and holds appropriate levels in inventory for sale to customers. Some of the orders included in the backlog may be canceled or modified by customers without significant penalty. In addition, since customers may place orders for delivery at various times throughout the year, and because of the possibility of customer changes in delivery schedules or cancellation of orders, the Company's backlog as of any particular date may not necessarily be a reliable indicator of future sales.

COMPETITION

     Competition for ZEVEX's Design and Manufacturing Services.
The Company's primary competitors in design and manufacturing services include other contract manufacturers and potential customers that operate in the medical technology industry. The primary competitive factors in medical instrument design and manufacturing include quality, regulatory compliance, engineering competence, cost of non-recurring engineering design, price of the manufactured product, experience, customer service, and ability to meet design and production schedules. Competition is primarily limited to those companies that meet the minimum applicable regulatory requirements of the FDA and international standards for manufacturing and design. In the future, the Company is likely to compete against new entrants into the industry as out-sourcing expands in medical technology products. For example, medical technology companies with design and manufacturing capabilities (especially those with excess capacity) and large electronic contract manufacturers and defense department contractors with extensive engineering expertise may undertake the design and/or manufacture of medical devices.

     Competition for ZEVEX's EnteraLite(R) Ambulatory Enteral Feeding Pump.
Two competitors exist in the US market for ambulatory enteral feeding pumps. Ross Laboratories, a division of Abbott Laboratories, offers the Companion(R) pump, which was originally introduced to the market in the late 1980's. The Company estimates that Ross holds a market share of 45% for ambulatory and non-ambulatory enteral feeding applications. Also, Sherwood Medical offers the kangaroo(R) PET enteral feeding pump, which is limited because it can only be operated in an upright position. It is estimated that Sherwood presently holds greater than 35% of the total market for enteral pumps and disposable sets in both ambulatory and non-ambulatory applications.

RESEARCH AND DEVELOPMENT FOR ZEVEX'S PROPRIETARY PRODUCTS

As of December 31, 1997, ZEVEX had three full-time engineers in research and development, and had several other designers and engineers contributing to additional research and development projects. ZEVEX's research and development projects are primarily focused on new proprietary products. During the last three fiscal years, the Company continued independent research and development activities with respect to the design and development of new and improved devices, spending $702,563 in 1997, $527,562 in 1996 and $502,255 in 1995. In
1997, 1996 and 1995 research and development costs represented approximately 8%, 10%, and 10% of the Company's revenues respectively. The most notable product from the Company's research and development efforts during the past three years is the EnteraLite(R) Ambulatory Enteral Feeding Pump.

PATENTS, TRADEMARKS, AND OTHER PROPRIETARY RIGHTS

     Patents.
The Company currently holds seven United States patents. The Company's first patent relates to a non-invasive ultrasonic liquid level indicator. The Company also holds five patents that relate to its EnteraLite(R) Ambulatory Enteral Feeding Pump. Two patents relate to the use of pressure monitoring to improve the accuracy of fluid delivery by the pump. This monitoring is key to accuracy of delivery and the ability of the EnteraLite(R) Pump to operate in any orientation. Another is related to a novel mechanism for monitoring pump rotor movement. Two additional patents relate to the pinch clip occluder for infusion sets, a crucial safety device that protects the patient from over-infusion of solutions. In addition, the Company has recently received notice of allowance from the United States Patent and Trademark Office (PTO) on a patent for an electromagnetic fluid-level sensor device, currently under development.

     Trademarks.
The Company has registered the trademarks EnteraLite(R) and BottleWatch(R) with PTO and has pending registrations for ZEVEX(TM). Additionally, the Company has procured registrations for EnteraLite(R) and BottleWatch(R) in Australia, Belgium, Canada, France, Germany, Italy, Japan, Luxembourg, the Netherlands, and the United Kingdom. The Company intends to file appropriate applications for additional trademarks in the United States and foreign countries.

GOVERNMENTAL REGULATION

ZEVEX's manufacturing facilities, its customers' medical devices, and the Company's own medical devices are subject to extensive regulation by the FDA under the Food Drug and Cosmetics Act ("FDC Act"). Manufacturers of medical devices must comply with applicable provisions of the FDC Act, and associated regulations governing the development, testing, manufacturing, labeling, marketing, and distribution of medical devices, record-keeping requirements and the reporting of certain information regarding their safety. In addition, the Company's facilities are subject to periodic inspections by the FDA (and certain state agencies) for compliance with the FDA's Good Manufacturing Process (GMP) requirements. The FDA has recently amended the GMP regulations. Among other things, the new regulations will require design controls and maintenance of service records. The Company believes that the new regulations will not substantially increase the Company's costs of complying with GMP requirements.

Besides the FDA regulations described above, the Company is also subject to various state and federal regulations with respect to such matters as safe working conditions, manufacturing practices, environmental protection, fire hazard control, and the disposal of hazardous or potentially hazardous materials.

Beginning in 1998, all medical device manufacturers selling their product on the European Common Market will be required to obtain the "CE Mark" on their products sold. The CE Mark is a quality designation given to products that meet certain policy directives of the European Economic Area (an association of 15 European nations). A product designated with the CE Mark can be freely traded in all European Economic Area countries. In 1996, the Company received and has maintained ISO 9001 certification, and in 1997 the Company also received EN 46001 certification. These certifications will allow the Company to CE Mark and distribute its proprietary products internationally, greatly reducing the time necessary to acquire a CE Mark from an outside body. ZEVEX's ISO 9001/EN 46001 certification subjects it to periodic inspection and audit by the NSAI (National Standards Association of Ireland), the European notified body through which the Company is certified.

EMPLOYEES

As of March 24, 1998, the Company employed a total of 109 people in the following areas: in Design and Engineering, 26; in Manufacturing and Test, 42; in Quality Assurance, 11; and in Marketing and Administration, 30. The Company also retains 4 consulting and contract personnel in the areas of finance, engineering, and regulation.

The Company considers its labor relations to be good, and none of its employees are covered by a collective bargaining agreement. Currently, the local economy is growing and the unemployment rate is low in the Salt Lake City metropolitan area, which means that the Company faces competition to attract and retain qualified personnel. At the same time, however, the Salt Lake City metropolitan area has a well-educated work force and is considered an attractive place to live. Accordingly, the Company does not anticipate having difficulty in attracting and retaining qualified personnel to meet its projected growth.

PROPERTIES AND FACILITIES

The Company's executive offices and manufacturing facilities are located in its new 51,000 square foot headquarters in Salt Lake City, Utah, which was financed by a $2 million industrial development bond from a local municipality. The building is situated on nearly four acres of land a few miles from the downtown area. It allows quick access to two major interstate freeways and to the Salt Lake International Airport. The Company believes that its facilities are adequate for its current needs and does not anticipate any difficulty locating additional facilities, if necessary.

The Company has exercised its first right of refusal to purchase a parcel of land, approximately 3.47 acres, to the north of its facility. The transaction was completed on March 4, 1998, for a purchase price of $580,000 based upon MAI appraisal.

LEGAL PROCEEDINGS

The Company is not a party to any legal proceedings.

SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

On October 23, 1997, holders of a majority of the shares of the Company's outstanding common stock approved by written consent, in lieu of a stockholders' meeting, the Merger of ZEVEX International, Inc., a Nevada corporation, with and into ZEVEX International, Inc., a Delaware corporation (the "Merger"). The purpose of the Merger was to change the Company's state of incorporation from Nevada to Delaware. A total of 1,141,565 shares out of 2,063,826 shares issued and outstanding were voted in favor of the Merger, which became effective on November 20, 1997. The Company filed an information statement with the Securities and Exchange Commission in connection with the Merger on October 31, 1997, pursuant to section 14(c) of the Securities Exchange Act of 1934.

                   SELECTED FINANCIAL DATA -- FIVE-YEAR REVIEW

The following selected statement of operations data for the years ended December 31, 1997, 1996 and 1995, and the balance sheet data as of December 31, 1997 and 1996 are derived from the audited consolidated financial statements included in this report and should be read in conjunction with those consolidated financial statements and notes thereto. The selected statement of operations data for the years ended December 31, 1995 and 1994 and the balance sheet data as of December 31, 1995, 1994 and 1993 are derived from the audited consolidated financial statements of the Company, which are not included herein and are qualified by reference to such financial statements and the notes thereto.

                          Fiscal Year Ended December 31



                                                      1997          1996         1995          1994         1993
                                                 --------------------------------------------------------------------
Statement of Operations Data
  Revenues                                           $8,968,425   $5,663,733    $5,295,762   $3,332,437    $3,115,878
  Gross profit                                        4,211,368    2,727,678     2,230,209    1,315,767     1,515,806
  Selling, general and administrative expenses        2,481,090    1,892,317     1,324,928    1,023,988       775,760
  Research and development  expenses                    702,563      527,562       502,255      419,278       198,804
  Other (income)/expenses                              (47,136)    (243,947)      (40,829)     (36,127)      (37,096)
  Provisions (benefit) for taxes                        356,609      206,169       127,055     (66,709)       196,940
  Net income (loss)                                     718,242      345,577       316,800     (24,662)       381,398
  Net income (loss) per share basic                         .34          .25           .24        (.02)           .36
  Weighted average shares outstanding                 2,097,831    1,388,511     1,305,812    1,130,609     1,060,430
  Net Income (loss) per share diluted                       .29          .24            24        (.02)            35
  Weighted average shares outstanding - assuming
  dilution                                            2,443,482    1,411,687     1,333,768    1,151.991     1,086,480



                                                      1997          1996          1995          1994           1993
                                                  -----------------------------------------------------------------------

Balance Sheet Data
  Total assets                                      $22,582,543    $6,368,670    $3,247,375    $2,824,029     $2,912,071
  Total current liabilities                           1,290,466       588,009       346,504       273,708        337,087
  Long-term debt                                      2,026,380     2,000,000            --            --             --
  Stockholders' equity                               19,265,697     3,701,449     2,900,871     2,550,321      2,574,984

19

11



                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATIONS

General

ZEVEX designs and manufactures advanced medical devices, including surgical systems, device components, and sensors for medial technology companies. The Company also designs, manufactures, and markets its own medical devices using its proprietary technologies.

ZEVEX's sales results for 1997 were the strongest in the Company's history. Revenues were $8,968,425, a 58% increase over revenues of $5,663,733 in 1996, and a 69% increase over revenues of $5,295,762 in 1995. Revenues for 1997 increased due to demand for the Company's products, and the award of significant engineering and manufacturing service contracts. The Company is well positioned to accommodate rapid growth in revenues over the next several years.

Results of Operations

In each of the three preceding years, a small number of customers accounted for a significant percentage of total revenues. Fluctuations in the timing and size of orders from such major customers resulted in changes in the Company's revenues and product mix, which in turn affected gross margins. As a result, the Company experiences variations in operating results from quarter to quarter, and the results of operations for a specific quarter should not be considered indicative of the results that may be achieved for longer periods.

Manufacturing revenue growth depends upon growth in demand for systems, devices and instruments manufactured by ZEVEX, and ZEVEX's ability to acquire additional manufacturing service contracts from medical technology companies. ZEVEX's contract manufacturing customers have complete control over the marketing and sales of products that we manufacture for them. ZEVEX has no ability to increase demand for instruments that it manufactures for its contract-manufacturing customers.

ZEVEX markets its manufacturing capabilities and rarely undertakes design work without securing exclusive manufacturing rights (See "Manufacturing Capabilities"). The volume and timing of future manufacturing revenues related to any specific engineering project are highly variable. Certain engineering projects may not lead to future manufacturing revenues. The manufacturing gross margin percentage from year to year depends primarily on the product mix, as gross margins vary by instrument, and as a result of negotiated volume discounts. Management may negotiate volume discounts if the larger volume results in smaller per unit overhead, improving operating margin. The gross margin percentage for manufacturing revenues from instruments not yet approved for commercial use is generally lower because a smaller number of units limits opportunities to achieve economies of scale, and the instrument and its manufacturing process are being refined.

The following table sets forth, for the periods indicated, the relative percentages that certain items in the income statement bear to revenues.

   Year Ended December 31, Income Statement Data -- Percentage of Gross Sales

                                          1997          1996          1995          1994          1993
                                    ------------- ------------- ------------- ------------- -------------
Revenues                                    100%          100%          100%          100%          100%
Gross profit                                 47%           48%           42%           40%           49%
Selling, general and                         27%           33%           25%           31%           25%
administrative expenses
Research and development  expenses            8%           10%            9%           12%            6%
Operating income/(loss)                      12%            5%            8%          (3)%           18%
Other income                                  --            4%            1%            1%            1%
Income (loss) before taxes                   12%            9%            9%          (2)%           19%
Provisions (benefit) for taxes                4%            3%            3%          (1)%            7%
Net income (loss)                             8%            6%            6%          (1)%           12%



During 1997, 65% of total revenues resulted from sales to four customers, three of whom were major customers in 1996. During 1996 and 1995, 67% and 56% of total revenues resulted from sales to three customers and two customers respectively, two of which were major customers in both years.

The Company's gross profit as a percentage of sales was 47% in 1997, as compared to 48% in 1996 and 42% in 1995. Management attributes the decrease in 1997 to the change in product mix delivered during the year, and the increase from 1995 mainly to engineering contracts completed toward the end of 1996, and to a decrease of non-recurring engineering tooling expenses billed to customers at cost for 1995.

Selling, general and administrative expenses increased during 1997 to $2,481,090, 27% of gross sales, as opposed to $1,892,317, 33% of gross sales in 1996, or $1,324,749, 25% of gross sales in 1995. Increased expenses resulted from the Company's continuing expansion. The Company also had an increase in legal costs associated with patent and trademark implementation. Marketing expenses increased following the introduction of the Company's proprietary product. Expenses in insurance, taxes and pension benefits also increased. The Company believes that general and administrative expenses in 1998 as related to sales will continue at approximately the same percentage rate as last year.

The Company  invested  $702,563 in 1997,  $527,562 in 1996, and $502,255 in 1995
for new research and continued development of new applications for the Company's ultrasound technology, and proprietary products. Management expects research and development expenses to continue at the same percentage rate in 1998.

Operating income increased to $1,027,715, 12% of gross sales in 1997 from $307,799, 5% of gross sales in 1996, or $403,026, 8% of gross sales in 1995.
Similarly, the Company had a net income of $718,242, 8% of gross sales in 1997, compared to $345,577, 6% of gross sales in 1996, or $316,800, 6% of gross sales in 1995. These changes during 1997 as compared to 1996 and 1995 are principally due to the costs addressed previously as well as changes in the Company's product mix delivered during the year.

Liquidity and Capital Resources

The Company's increased working capital requirements during 1997 and 1996 stemmed from increasing accounts receivable and inventory levels associated with growth in revenues. To date, working capital has been funded primarily by a combination of increased accounts payable, borrowings under the Company's revolving line of credit, a $1.25 million private placement of the Company's securities in February, 1997, and a secondary public offering of the Company's Common Stock in November, 1997, from which the Company received approximately $13 million in net proceeds.

During 1997, the Company produced $718,242 in net income. Cash increased by $175,371 for 1997, as the Company's expenses related to gross revenues decreased. During 1996, the Company had net income of $345,577, and cash decreased from operating activities by $175,141, as the Company funded an increase in accounts receivable and inventories. During 1995, the Company had a net income of $316,800, and cash increased by $248,111 from operating activities, while the Company funded an increase in accounts receivable.

In 1997, the Company completed construction of its new 51,000 square foot headquarters and manufacturing facility. The cost of this undertaking was approximately $2,591,177. In 1996, the company negotiated a $2.0 million Industrial Development Bond to finance this construction. On October 29, 1996, the Company completed a transaction in the amount of $50,000 cash and 130,000 shares of unregistered Common Stock of the Company for the purchase of approximately 3.7 acres of land in Salt Lake City, Salt Lake County, Utah, as the site for this facility. The Company's purchases of land and facilities, and new research, production, testing equipment and tooling increased to $3,004,926 in 1997, as compared to $619,188 in 1996, and $242,110 in 1995. The increase during 1997 is attributed to the Company's completion of its new headquarters and manufacturing facility in June, as well as to continued upgrading of the Company's production fixturing, tooling and research and engineering capabilities. The increase in equipment purchases between 1995 and 1996 is primarily due to upgrading the Company's production fixturing, tooling and research and engineering capabilities in 1995.

The Company's working capital at December 31, 1997, was $17,235,516, compared to $4,520,781 at December 31, 1996, and $2,528,418 at December 31, 1995. The
portion of working capital represented by cash and short-term investments at such dates was $12,663,535, $2,228,164 and 870,333 respectively. The increase in working capital during 1997 is primarily attributed to (i) completion of a secondary offering of the Company's common stock in November, 1997, which netted approximately $13 million to the Company, (ii) increased income from operations during the year, and (iii) a private placement that was completed in February, 1997. In 1996, the Company used net cash flow of $175,141in operating activities, as the Company funded an increase in accounts receivable and inventories. During 1995, the Company generated a positive net cash flow from operating activities of $247,132, while funding an increase in accounts receivable and inventories.

On February 12, 1997, the Company completed a private placement of $1,250,000 of its securities, which consisted of 500,000 units at a price of $2.50 per unit. Each unit consisted of one share of Common Stock and a warrant to purchase one share of Common Stock at a price of $3.50 per share.

The Company has agreed to register on demand 350,000 shares of the outstanding warrants issued in connection with the private placement of February 12, 1997. The demand registration rights have been granted for a period of two years from February 1, 1998.

On December 11, 1996, the Company entered into a $500,000 open line of credit arrangement with a financial institution. The line of credit was increased to $1,000,000 on September 10, 1997, and increased again to $5,000,000 on December 31, 1997. The line is due May 31, 1998. The line of credit is collateralized by accounts receivable and inventories, and bears interest at prime rate. The Company owed zero on the line of credit at December 31, 1997, $60,108 at December 31, 1996, and zero at December 31, 1995.



Inflation and Changing Prices

The Company has not been, and in the near term is not expected to be, materially affected by inflation or changing prices.

Year 2000 Compliance

The Company has developed a plan to modify its information technology to be ready for the year 2000, and has begun converting critical data processing systems. Although no funds were expensed in this regard during 1997, the Company currently expects the project to be substantially complete by early 1999, and to cost between $50,000 and $60,000. This estimate includes internal costs, and may include costs to upgrade and replace systems in the normal course of business, as ZEVEX anticipates that it will implement year 2000 compliance almost exclusively through system upgrades. The Company does not expect this project to have a significant effect on operations. The Company will continue to implement systems with strategic value though some projects may be delayed due to resource constraints.

Other Matters

Summary of Quarterly Data

                           12/97        9/97          6/97         3/97         12/96        9/96         6/96         3/96
Revenue                   2,656,935    2,437,734     1,603,260    2,221,105    1,785,478    1,333,030    1,277,618    1,267,607
Gross profit              1,375,032      962,760       835,146    1,038,430      971,163      600,945      601,269      554,301
Net income                  307,479      128,238        56,987      225,538      202,867       53,163        6,221       83,326
EPS basic                       .13          .06           .02          .13          .15          .04          .00          .06
EPS diluted                     .11          .04           .02          .13          .14          .04          .00          .06


                            ZEVEX International, Inc.

                           Consolidated Balance Sheets

                                                                                  December 31,
                                                                             1997              1996
Current assets:
   Cash and cash equivalents                                              $   2,260,426    $  2,085,055
   Cash restricted for sinking fund payment on industrial
     development bond                                                            76,164               -
   Accounts receivable, net of allowance for doubtful
     accounts of $33,000 in 1997 and none in 1996                             2,095,455       1,429,521
   Inventories                                                                3,540,591       1,344,297
   Marketable securities                                                     10,403,109         203,109
   Deferred income taxes                                                         82,930               -
   Prepaid expenses                                                              67,307          46,808
                                                                       ------------------------------------
                                                                       ------------------------------------
Total current assets                                                         18,525,982       5,108,790

Property and equipment, net                                                   3,933,804       1,207,034
Patents and trademarks, net of amortization of $7,718 and
   $1,700                                                                       122,002          49,357
Other assets                                                                        755           3,489
                                                                       ====================================
                                                                          $  22,582,543    $  6,368,670
                                                                       ====================================

Liabilities and stockholders' equity Current liabilities:
   Accounts payable                                                       $     640,579    $    339,023
   Accrued liabilities                                                          264,484         188,878
   Income taxes payable                                                         285,403               -
   Bank line of credit                                                                -          60,108
   Current portion of industrial development bond                               100,000               -
                                                                       ------------------------------------
Total current liabilities                                                     1,290,466         588,009

Deferred income taxes                                                           126,380          79,212
Industrial development bond                                                   1,900,000       2,000,000

Stockholders' equity:
   Common stock, $.001 par value: 10,000,000 shares
     authorized; 3,264,326 and 1,495,716 shares issued
     and outstanding in 1997 and 1996                                             3,265           1,496
   Additional paid in capital                                                16,697,203       1,852,966
   Retained earnings                                                          2,565,229       1,846,987
                                                                       ------------------------------------
Total stockholders' equity                                                   19,265,697       3,701,449
                                                                       ====================================
                                                                          $  22,582,543    $  6,368,670
                                                                       ====================================

See accompanying notes.

                                             ZEVEX International, Inc.

                                       Consolidated Statements of Operations

                                                                           Year ended
                                                                          December 31,
                                                       ----------------------------------------------------
                                                             1997             1996             1995
                                                       ----------------------------------------------------
Revenues:
   Product sales                                       $      8,176,155 $      4,891,272 $      4,968,108
   Engineering services                                        792,270          772,461          327,654
                                                       ----------------------------------------------------
                                                             8,968,425        5,663,733        5,295,762

   Cost of sales                                             4,757,057        2,936,055        3,065,553
                                                       ----------------------------------------------------
Gross profit                                                 4,211,368        2,727,678        2,230,209

Operating expenses
   General and administrative                                1,738,375        1,363,900        1,060,275
   Selling and marketing                                       742,715          528,417          264,653
   Research and development                                    702,563          527,562          502,255
                                                       ----------------------------------------------------
                                                             3,183,653        2,419,879        1,827,183
                                                       ----------------------------------------------------

Operating income                                             1,027,715          307,799          403,026

Other income (expense):
   Interest income                                             125,315           53,819           40,829
   Interest expense                                            (78,179)         (12,981)               -
   Unrealized gain on marketable securities                          -          203,109                -
                                                       ----------------------------------------------------
Income before provision for income taxes                     1,074,851          551,746          443,855

Provision for income taxes                                    (356,609)        (206,169)        (127,055)
                                                       ----------------------------------------------------

Net income                                                     718,242    $     345,577    $     316,800
                                                       ====================================================

Basic net income per common share                        $         .34    $         .25    $         .24
                                                       ====================================================

Diluted net income per common share                      $         .29    $         .25    $         .24
                                                       ====================================================

  See accompanying notes.

                                             ZEVEX International, Inc.

                                Consolidated Statements of Stockholders' Equity



                                   Additional
                                  Common    Stock Amount    Paid-in      Retained     Treasury
                                  Shares                    Capital      Earnings       Stock        Total
                               -------------------------------------------------------------------------------

Balances at December 31, 1994   1,138,109     $45,525     $  1,344,833 $1,193,714   $ (33,750)   $  2,550,322
   Restatement of par value
     from $.04 to $.001 in
     conjunction with
     reincorporation in
     Delaware                           -     (44,387)          44,387          -           -               -
   Contribution of treasury
     stock to employee stock
     ownership plan                     -           -                -          -      33,750          33,750
   Common stock dividend          227,607         228            8,876     (9,104)          -               -
   Net income                           -           -                -    316,800           -         316,800
                               -------------------------------------------------------------------------------
Balances at December 31, 1995   1,365,716       1,366        1,398,096  1,501,410           -       2,900,872
   Issuance of common stock
     for acquisition of land      130,000         130          454,870          -           -         455,000
   Net income                           -           -                -    345,577           -         345,577
                               -------------------------------------------------------------------------------
Balances at December 31, 1996   1,495,716       1,496        1,852,966  1,846,987           -       3,701,449
   Issuance of common stock
     for cash                   1,700,000       1,700       14,592,681          -           -      14,594,381
   Exercise of stock options
     for cash                      44,610          45           70,580          -           -          70,625
   Exercise of warrants for        24,000          24          179,976          -           -         180,000
     cash
   Issuance of warrants to
     purchase 100,000 shares
     of common stock for cash           -           -            1,000          -           -           1,000
   Net income                           -           -                -    718,242           -         718,242
                               ===============================================================================
Balances at December 31, 1997   3,264,326     $ 3,265      $16,697,203 $2,565,229    $      -     $19,265,697
                               ===============================================================================



See accompanying notes.

                            ZEVEX International, Inc.

                      Consolidated Statements of Cash Flows

                                                                     Year ended December 31,
                                                          -----------------------------------------------
                                                               1997            1996           1995


                                                          -----------------------------------------------
 Cash flows from operating activities
 Net income                                                 $   718,242    $   345,577     $   316,800
 Adjustments to reconcile net income to net cash provided
   by (used in) operating activities:
      Depreciation and amortization expense                     284,174        232,625         153,523
      Provision (benefit) for deferred income taxes             (35,762)        79,212               -
      Contribution of treasury stock to ESOP                          -              -          33,750
      Unrealized gain on marketable securities                        -       (203,109)              -
      Changes in operating assets and liabilities:
        Increase in restricted cash for sinking fund
          payment on industrial development bond                (76,164)             -               -
        (Increase) in accounts receivable                      (665,934)      (219,727)       (357,915)
        Increase in inventories                              (2,196,294)      (552,337)       (100,895)
        (Increase) decrease in deposits and prepaid             (20,499)       (43,973)        133,540
          expenses
        (Increase) decrease in other assets                       2,734          5,193          (4,467)
        Increase (decrease) in accounts payable                 301,556        147,461            (660)
        Increase in accrued liabilities                          75,606         92,672          14,721
        Increase (decrease) in income taxes payable             285,403        (58,735)         58,735
        Purchase of marketable securities                   (10,200,000)             -               -
                                                          -----------------------------------------------
 Net cash flows provided by (used in) operating activities  (11,526,938)      (175,141)        247,132

 Cash flows from investing activities
 Purchase of property and equipment                          (3,004,926)      (619,188)       (241,131)
 Addition of patents and trademarks                             (78,663)       (51,057)              -
                                                          -----------------------------------------------
 Net cash flows used in investing activities                 (3,083,589)      (670,245)       (241,131)

 Cash flows from financing activities
 Proceeds from issuance of common stock                      14,594,381              -               -
 Proceeds from exercise of warrants                             180,000              -               -
 Proceeds from exercise of stock options                         70,625              -               -
 Proceeds from sale of 100,000 warrants                           1,000              -               -
 Proceeds from bank line of credit                              639,892         60,108               -
 Repayments of bank line of credit                             (700,000)             -               -
 Proceeds from industrial development bonds                           -      2,000,000               -
                                                          -----------------------------------------------
 Net cash flows provided by financing activities             14,785,898      2,060,108               -
                                                          -----------------------------------------------
 Net increase in cash                                           175,371      1,214,722           6,001
 Cash and cash equivalents at beginning of year               2,085,055        870,333         864,332
                                                          -----------------------------------------------
 Cash and cash equivalents at end of year                   $ 2,260,426     $2,085,055     $   870,333
                                                          ===============================================



 See accompanying notes.

                   Notes to Consolidated Financial Statements

1. Summary of Significant Accounting Policies

Description of Business

The Company was incorporated under the laws of the State of Nevada on December 30, 1987. The Company was originally incorporated as Downey Industries, Inc. and changed its name to ZEVEX International, Inc. on August 15, 1988. In November 1997 the Company reincorporated into Delaware. The Company designs and manufactures advanced medical devices, including surgical systems, device components, and sensors for medical technology companies. The Company also designs, manufactures, and markets its own medical devices using its proprietary technologies. The Company's design and manufacturing service customers are medical technology companies, which sell the Company's systems and devices under private labels or incorporate the Company's devices into their products.

Principles of Consolidation

The consolidated financial statements include the accounts of ZEVEX International, Inc. (Company) and its wholly-owned subsidiary ZEVEX, Inc. All significant intercompany balances and transactions have been eliminated in consolidation.

Reclassifications

Certain prior year amounts have been reclassified to conform to the current year presentation.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all certificates of deposit and highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Concentration of Credit Risk

The Company's financial instruments consist primarily of cash, cash equivalents, marketable securities and trade accounts receivable. Cash and cash equivalents are held in federally insured financial institutions or invested in high-grade short-term commercial paper issued by major United States corporations.




1. Summary of Significant Accounting Policies (continued)

Marketable securities consist principally of high-grade municipal bonds. The Company sells its products primarily to, and has trade receivables with independent durable medical equipment manufacturers and dealers in the United States and abroad. During the period presented, four of the Company's customers accounted for more than 10% of net product sales. Less than 10% of product sales are to foreign customers.

As a  general  policy,  collateral  is not  required  for  accounts  receivable;
however, the Company periodically monitors the need for an allowance for doubtful accounts based upon expected collections of accounts receivable and specific identification of uncollectible accounts. Additionally, customers' financial condition and credit worthiness are regularly evaluated. Historical losses have not been material.

Inventories

Inventories are stated at the lower of cost or market; cost is determined using the first-in, first-out method.

Marketable Securities

The Company's short-term investments are comprised of debt and equity securities, all classified as trading securities, which are carried at their fair value based upon quoted market prices of those investments at December 31, 1997 and 1996. Accordingly, net unrealized holding gains for the periods ending December 31, 1997 and 1996 of none and $203,109, respectively, are included in net income.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Depreciation is provided over expected useful lives of three to twenty-five years using the straight-line method. Leasehold improvements are amortized on a straight-line basis over the lesser of the remaining lease term or their estimated useful lives.

Major replacements, which extend the useful lives of equipment, are capitalized and depreciated over the remaining useful life. Normal maintenance and repair items are charged to costs and expenses as incurred.

Impairment of Long-Lived Assets

In 1996, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 121 "Accounting for the Impairment of Long-Lived Assets to be Disposed Of." The standard requires the Company to review long-lived and intangible assets for impairment whenever events or circumstances indicate that the carrying value of an asset may not be recoverable. Adoption did not have a material effect on the results of operations or financial position of the Company.

Patents and Trademarks

The costs of acquired and internally developed patents and trademarks are amortized over the lesser of fifteen years or the estimated useful life of the intangible asset on the straight-line basis. The Company periodically reviews the recoverability of patents and trademarks as well as other long-term assets and, where impairment in value has occurred, such intangibles are written down to net realizable value.

Income Taxes

The Company provides for income taxes based on the liability method, which requires recognition of deferred tax assets and liabilities based on differences between financial reporting and tax bases of assets and liabilities measured using enacted tax rates and laws that are expected to be in effect when the differences are expected to reverse.

Stock Options

The Company has elected to follow Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (APB 25) and related Interpretations in accounting for its employee stock options rather than adopting the alternative fair value accounting provided for under Statement of Financial Accounting Standards (SFAS) No. 123, Accounting for Stock-based Compensation. Under APB 25, because the exercise price of the Company's stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

Revenue Recognition

The Company records revenue from the sale of manufactured products upon shipment. Revenue from contracts to perform engineering design and product development services are generally recognized as milestones are achieved and costs are expensed as incurred.

Advertising Costs

Advertising costs are expensed during the year in which they are incurred. Advertising expenses were $82,530, $113,566 and $39,237, respectively for the years ended December 31, 1997, 1996 and 1995.

Net Income Per Common Share

Basic net income per common share is  calculated  by dividing net income for the
period  by  the   weighted-average   number  of  the  Company's   common  shares
outstanding.

Diluted net income per common share includes the dilutive  effect of options and
warrants  in  the  weighted-average   number  of  the  Company's  common  shares
outstanding as calculated using the treasury stock method.

Net income as presented on the statement of operations represents the numerator used in calculating basic and diluted net income per common share. The following table sets forth the computation of the shares used in determining basic and diluted net income per common share:

(in thousands)                                                     1997            1996            1995
                                                                ------------    -----------     -----------

Denominator for basic net income per common share -
   weighted average shares                                         2,098           1,389           1,306
Dilutive securities: warrants and stock options                      345              23              28
                                                                ============    ===========     ===========
Denominator for diluted net income per common share -
   adjusted weighted average shares                                2,443           1,412           1,334
                                                                ============    ===========     ===========

Options and warrants to purchase 312,000 shares of common stock were outstanding at December 31, 1997, but were not included in the computation of diluted earnings per share because they were anti-dilutive.

All shares held in the Company's Employee Stock Ownership Plan (ESOP) are considered outstanding for both basic and diluted earnings per share calculations. All share and per share data is restated to reflect a 20% stock dividend declared by the Board of Directors in March 1995.

Impact of Recently Issued Accounting Pronouncements

During 1997, the Financial Accounting Standards Board issued SFAS No. 129, "Disclosure of Information about Capital Structure," SFAS No. 130, "Reporting Comprehensive Income," and SFAS No. 131, "Disclosure About Segments of an Enterprise and Related Information." These Standards will become effective for the Company's 1998 fiscal year. SFAS No. 129 requires disclosure about an entity's capital structure and contains no change in disclosure requirements for entities that were subject to the previously existing requirements. SFAS No. 130 establishes standards for reporting and display of comprehensive income and its components in a full set of general-purpose financial statements. SFAS No. 131 changes current practice under SFAS No. 14, "Financial Reporting for Segments of a Business Enterprise", by establishing a new framework on which to base segment reporting (referred to as the "management" approach) and also requires interim reporting of segment information. Management is currently assessing the impact of implementation of these Standards on the consolidated financial statements of the Company and does not believe that the implementation will have a material impact on the Company's financial statements.

Supplemental Cash Flow Information

 Supplemental disclosures of cash flow information were as follows:

                                                               1997            1996           1995
                                                          -----------------------------------------------
 Cash paid during the year for:
    Interest                                                $    77,641     $    6,530     $       438
    Income taxes                                                 71,206        170,839          19,200

 Schedule of non cash financing activities
    Issuance of common stock dividend, 227,607 shares       $         -     $        -     $     9,104
    Issuance of common stock for acquisition of land,
    130,000 shares                                                    -        455,000               -

2. Inventories

Inventories consist of the following at December 31, 1997 and 1996

                                   1997                 1996
                           -----------------------------------------

Materials                     $    2,306,818        $     936,938
Work in Progress                   1,044,331              292,423
Finished goods, including
  completed subassemblies            189,442              114,936
                           =========================================
                              $    3,540,591           $1,344,297
                           =========================================


3. Property and Equipment

At December 31, 1997 and 1996, property and equipment consists of the following:

                                           1997              1996
                                     ----------------- -----------------

Machinery and equipment               $      497,540     $   433,171
Furniture and fixtures                       592,889         365,797
Vehicles                                       4,500           4,500
Tooling costs                                495,986         406,219
Leasehold improvements                             -          54,464
Building                                   2,717,962         129,023
Land                                         505,000         505,000
                                     ----------------- -----------------
                                           4,813,877       1,898,174

Less accumulated depreciation and            880,073         691,140
amortization
                                     ----------------- -----------------
                                      $    3,933,804   $   1,207,034
                                     ================= =================

Depreciation expense for the years ended December 31, 1997, 1996 and 1995 amounted to $278,156, $230,925 and $153,523, respectively.

4. Accrued Liabilities

Accrued liabilities consist of the following:

                                           1997              1996
                                     ----------------- -----------------

Accrued payroll and related taxes
   and benefits                             $212,495        $182,427
Professional fees                             20,000               -
Warranty reserve                              25,000               -
Accrued interest                               6,989           6,451
                                     ================= =================
                                            $264,484        $188,878
                                     ================= =================

5. Income Taxes

The provision for income taxes is made, at Federal and State statutory rates, based on earnings reported in the financial statements for the amount of income taxes payable currently.

Deferred taxes are classified as current or non-current, depending on the classification of the assets and liabilities to which they relate. Deferred taxes arising from temporary differences that are not related to an asset or liability are classified as current or non-current depending on the periods in which the temporary differences are expected to reverse.


Significant components of the Company's net deferred income taxes as of December 31, 1997 and 1996 are as follows:

                                                           1997              1996
                                                      ---------------- -----------------
Deferred tax assets:
   Non-deductible accruals and expenses ..........     $  82,930     $
                                                                      ---------

   Deferred tax liabilities:
      Accelerated depreciation ...................       (49,932)        (3,452)
      Unrealized gains on trading securities .....       (75,760)       (75,760)
                                                       ---------      ---------
Total deferred tax liabilities ...................      (118,692)       (79,212)
                                                       ---------      ---------
                                                       $ (35,762)     $ (79,212)
                                                       =========      =========


The provision for income taxes consists of the following:

                                                               1997             1996              1995
                                                         ----------------- ---------------- ----------------
Current taxes:
Federal                                                      $(333,620)         $(137,196)       $(153,228)
State                                                          (56,792)           (17,936)        (22,440)
R&D credit                                                      69,565             28,175          48,613

Deferred taxes:
Federal                                                        (31,176)           (69,057)              -
State                                                           (4,586)           (10,155)              -
                                                         ----------------- ---------------- ----------------

Provision for income taxes                                   $(356,609)         $(206,169)      $(127,055)
                                                         ================= ================ ================

The actual tax expense differs from the 34% Federal statutory rate as follows:

                                                               1997             1996             1995
                                                         ----------------- ---------------- ----------------

Expected tax (expense) at federal rate                       $(365,449)        $(187,594)       $(153,461)
State income tax expense, net of federal benefit
                                                               (35,470)          (18,208)         (16,064)
Research and development credit                                 69,565            28,175           48,613
Non-deductible expenses                                         (1,401)           (6,164)          (5,366)
Other                                                          (23,854)          (22,378)            (777)
                                                         ----------------- ---------------- ----------------
Total provision for income taxes                             $(356,609)        $(206,169)       $(127,055)
                                                         ================= ================ ================

6.  Bank Line of Credit
On December 31, 1997, the Company renewed its line of credit arrangement with a financial institution for $5 million. The line matures on May 31, 1998. The line of credit is collateralized by accounts receivable and inventory and bears interest at the prime rate (8.5%) at December 31, 1997 and prime plus 1% (9.25%) at December 31, 1996. The Company's balance on its line of credit was zero at December 31, 1997 and $60,108 at December 31, 1996. Under the line of credit agreement, the Company is restricted from declaring cash dividends. The renewal of the Company's line of credit resulted in the addition of certain financial covenants. As of December 31, 1997, the Company was in compliance with these financial covenants.

7. Industrial Development Bond

On October 30, 1996, the Company completed a transaction defined as "Murray City, Utah, Adjustable Rate Industrial Development Revenue Bonds, Series 1996 (ZEVEX, Inc. Project)" in the amount of $2,000,000. The bonds are secured by an irrevocable Letter of Credit issued by a bank, which is subject to expiration no later than April 15, 2002. The bonds bear interest at an adjustable rate based on the weekly tax-exempt floater rate as determined by the remarketing agent. The bonds mature on October 1, 2016. Principal reductions occur in the amount of $100,000 per year at a rate of $8,333 per month starting April 1, 1997. The outstanding balance was $2,000,000 at December 31, 1997.

8. Employee Benefit Plans

401(k) Profit Sharing Plan

During 1991, the Company established a qualified 401(k) profit sharing plan covering substantially all employees. Eligible employees may defer a portion of their salary. At the discretion of the Board of Directors, the Company may make a contribution of an additional amount of up to four percent (4%) of the eligible employees' salary and a discretionary amount to be determined each year by the Board of Directors. Employees are fully vested after seven years. Contributions to the plan for the year ended December 31, 1997, 1996 and 1995 were $60,274, $86,035 and $77,037, respectively. The Company has recorded payables to the plan of $25,410 and $38,000 at December 31, 1997 and 1996, respectively, which are included in accrued liabilities.

Employees' Stock Ownership Plan

Effective October 14, 1993, the Company adopted an Employee Stock Ownership Plan that covers all employees who are over the age of 21, have been employed for at least 90 days and who provide at least 1,000 hours of service.

Full vesting will occur after seven years of service or upon normal retirement at 65 years of age. Contributions to the plan are at the discretion of the Board of Directors with no minimum annual funding requirements. Contributions to the plan will be primarily made with common stock of the Company.

The Company had previously made a contribution to the plan for the year ended December 31, 1995 of 9,500 shares with a cost of $33,750. No contribution was made for the years ended December 31, 1997 and 1996.

9. Stockholders' Equity

Stock Dividend

On March 8, 1995, the Company declared a 20% stock dividend payable on April 3, 1995 to all stockholders of record on March 23, 1995.

Change in Authorized Shares and Par Value

In connection with the 1997 reincorporation into Delaware, the Company adopted an Amended and Restated Certificate of Incorporation, which provides that the Company is authorized to issue 2,000,000 shares of $.001 par value preferred stock and 10,000,000 shares of $.001 par value common stock.

Issuance of Common Stock

On November 29, 1996, the Company paid cash of $50,000 and issued 130,000 shares of the Company's common stock for the purchase of 3.7 acres of land in Murray, Utah for the purpose of constructing a manufacturing facility.

On February 12, 1997, the Company completed a private placement offering for $1,250,000 of its securities, which consist of 500,000 units at a price of $2.50 per unit. Each unit consists of one share of common stock and a warrant to purchase one share of common stock at a price of $3.50 per share. The issued shares and shares underlying the warrants are entitled to registration rights for a period of five years from completion of the offering.

In November 1997 the Company completed a secondary public offering of 1,200,000 shares of its common stock. Total net proceeds from the offering were $13,344,381.

Repurchase of Common Stock Units

The Company previously repurchased 13,440 shares of outstanding common stock for
$50,400.  The  Company  subsequently   contributed  all  13,440  shares  to  the
Employees' Stock Ownership Plan.

Warrants

The Company issued a warrant to purchase 24,000 shares of common stock at $7.50 per share pursuant to a public offering of the Company's common stock in 1993. The warrant expires May 7, 1998. The shares underlying this warrant are entitled to registration rights. On September 30, 1997, the warrant was exercised and the warrant holders waived their registration rights.

In February 1997, the Company issued 500,000 warrants in connection with a $1,250,000 private placement offering, as discussed above.

In connection with the secondary public offering in November 1997, the Company issued the underwriters warrants to purchase 100,000 shares of common stock at $15 per share. The underwriters paid a price of $.01 per warrant. These warrants expire 5 years from the date of the offering. The underwriters' warrants are restricted from exercise, sale, transfer, assignment or hypothecation for a period of one year commencing from the offering date. These warrants are entitled to certain registration rights.

Common Stock Reserved for Future Issuance

At December 31, 1997, the Company had reserved 1,155,390 shares of common stock for future issuance, including 600,000 shares reserved for exercise of warrants and 555,390 shares reserved under the Company's stock option plan.

Stock Option Plan

In September 1997, the Board of Directors consolidated its previous three stock option plans into one plan and established the Amended 1993 Stock Option Plan (the "Stock Option Plan"). There are currently 600,000 shares of common stock authorized for issuance under the Stock Option Plan, subject to adjustment for such matters as stock splits and stock dividends.

The Stock Option Plan provides for the grant of incentive stock options, stock appreciation rights and stock awards to eligible participants and may be administered by the Board of Directors or by the Compensation Committee.

On September 30, 1997, the Company granted a total of 210,000 options with an exercise price of $16.44 to three officers/directors. The options vest ratably over a four-year period from the grant date.

All options granted under the Stock Option Plan expire after five to seven years from the grant date and become exercisable no later than four years from the grant date.

A summary of stock option activity, and related information for the years ended December 31, 1995, 1996 and 1997 follows:

                                       Shares            Outstanding Stock Options           Weighted-
                                                    ------------------------------------
                                      Available         Number of           Price             Average
                                      for Grant          shares           Per Share       Exercise Price
                                  ------------------------------------ ----------------- ------------------

Balance at December 31, 1994            219,300           80,700          $.79-5.00           $  2.73
   Options canceled                       3,540           (3,540)         $2.50-5.00          $  3.35
                                  ------------------------------------ ----------------- ------------------

Balance at December 31, 1995            222,840           77,160          $.79-5.00           $  2.70
   Additional authorization             100,000                -              -                     -
   Options granted                      (12,000)          12,000            $4.50             $  4.50
   Options canceled                       3,060           (3,060)         $2.50-5.00          $  3.24
                                  ------------------------------------ ----------------- ------------------

Balance at December 31, 1996            313,900           86,100          $.79-5.00           $  2.93
   Additional authorization             200,000                -              -                     -
   Options granted                     (275,050)         275,050         $3.50-17.50           $13.51
   Options exercised                          -          (44,610)         $.79-$5.00          $  1.58
   Options canceled                       2,850           (2,850)        $3.50-$5.00          $  3.97
                                  ------------------------------------ ----------------- ------------------

Balance at December 31, 1997            241,700          313,690         $2.50-17.50           $12.39
                                  ==================================== ================= ==================


The weighted average fair value of options granted in the years ended December 31, 1997 and 1996 were $9.98 and $1.33, respectively.

Pro forma information regarding net income and earnings per share is required by SFAS 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method. The fair value of these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions for 1997 and 1996, respectively: risk-free interest rate of 5.9% and 6.1%, dividend yield of 0%; volatility factors of the expected market price of the Company's common stock of
 .90 and .40; and a weighted-average expected life of the option of 4 years and 3 years.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

For purposes of pro forma disclosures, the estimated fair value of the options is amortized over the options' vesting period. Because the effect of SFAS No. 123 is prospective, the initial impact on pro forma net income may not be representative of compensation expense in future years. The effect on the Company's pro forma results for each of the fiscal years 1996 and 1995 was not material (less than $.01 per share).

For the year ended December 31, 1997, pro forma net income and pro forma net income per common share were approximately $554,000 and $.23, respectively.

Additionally, SFAS No. 123 requires that companies with wide ranges between the high and low exercise prices of its stock options segregate the exercise prices into ranges that are meaningful for assessing the timing and number of additional shares that may be issued and the cash that may be received as a result of the option exercises. Below are the segregated ranges of exercise prices as of December 31, 1997:

                         Options Outstanding                                   Options Exercisable
----------------------------------------------------------------------    -------------------------------
                                       Weighted
                                        Average          Weighted                            Weighted
    Range of                           Remaining         Average                             Average
    Exercise           Number         Contractual        Exercise             Number         Exercise
     Prices         Outstanding          Life             Price            Exercisable        Price
----------------- ----------------- ---------------- -----------------    --------------- ---------------

   $2.50-3.50           44,940        3.48 years           $ 3.24             44,940            $ 3.24
   $3.85-5.00           56,750        2.20 years           $ 4.46             56,750            $ 4.46
  $16.44-17.50         212,000        4.74 years           $16.45             2,000             $17.50
----------------- ----------------- ---------------- -----------------    --------------- ---------------
                                                     -----------------

  $2.50-$17.50         313,690        4.10 years           $12.39            103,690            $ 4.18
================= ================= ================ =================    =============== ===============


10. Lease Commitments

In 1996 the Company and its subsidiary occupied an administrative and manufacturing facility under the terms of an operating lease agreement. In June 1997 the Company moved into a new facility owned by and constructed for the Company.

Lease expense of $55,695, $109,505 and $74,551 has been charged to operations for the years ended December 31, 1997, 1996 and 1995, respectively. The lease expired in April 1997.

11. Fair Value of Financial Instruments

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

     Cash and cash equivalents: The carrying amount reported in the balance sheet for cash and cash equivalents approximates its fair value.

     Marketable securities: The Company determines fair values based on quoted market prices.

     Industrial development bond: The fair values of the Company's long-term debt are estimated using discounted cash flow analyses, based on the Company's current incremental borrowing rates for similar types of borrowing arrangements. Due to the recent issuance of the Industrial Development Revenue Bond, the estimated fair value approximates the carrying amount.

The carrying amounts and fair values of the Company's financial instruments are as follows:

                                              1997                                1996
                                ---------------------------------- -----------------------------------
                                Carrying Amount        Fair        Carrying Amount         Fair
                                                       Value                              Value
                                ----------------- ---------------- ----------------- -----------------

Cash and cash equivalents       $    2,260,426      $   2,260,426      $2,085,055        $2,085,055
Marketable securities               10,200,000         10,403,109               -           203,109
Industrial development bond          2,000,000          2,000,000       2,000,000         2,000,000


12. Major Customers

Sales to major customers for the years ended December 31, 1997, 1996 and 1995, are summarized as follows (percent of product sales):

                                              Year ended December 31,
                                ----------------------------------------------------
                                      1997             1996              1995
                                ----------------- ---------------- -----------------

Customer A                               18%               33%              32%
Customer B                               17%                *%               *%
Customer C                               15%               23%              24%
Customer D                               15%               10%               *%
                                ----------------- ---------------- -----------------

                                         65%               66%              56%
                                ================= ================ =================
-----------------
* Less than 10% of sales.

13. Related Party Transactions

On April 15 1997, the Company entered into a consulting agreement with another company owned by certain stockholders to provide services related to strategic planning, public relations, financing and potential acquisition of new products or companies. Under the consulting agreement, the Company paid an initial fee of $50,000 and must pay $10,000 per month for two years. In addition, these certain stockholders have the right to appoint one director to the Company's Board of Directors

In connection with the secondary public offering completed in November 1997, certain stockholders waived their registration rights on 350,000 warrants. In exchange, the Company and the stockholders executed a registration rights agreement, entitling the stockholders to certain demand registration rights for a period of two years from the agreement's effective date.

                          Independent Auditors' Report


To the Board of Directors and Stockholders of ZEVEX International, Inc.


We have audited the accompanying consolidated balance sheets of ZEVEX International, Inc. and Subsidiary as of December 31, 1995 and 1994, and the related consolidated statements of operations, stockholders' equity, and cash flows for the year then ended. These consolidated financial statements are the responsibility of our company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of ZEVEX International, Inc. and Subsidiary as of December 31, 1995 and 1994, and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.


                              /s/ Nielsen, Grimmett & Company

Salt Lake City, Utah
February 12, 1996

                          Independent Auditors' Report



To the Board of Directors and Stockholders of ZEVEX International, Inc.


We have audited the accompanying consolidated balance sheet of ZEVEX International, Inc. and Subsidiary as of December 31, 1996, and the related consolidated statements of operations, stockholders' equity, and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

The consolidated financial statements of ZEVEX International, Inc. and Subsidiary as of December 31 1995 and 1994 were audited by other auditors whose report dated February 12, 1996, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of ZEVEX International, Inc. and Subsidiary as of December 31, 1996, and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.


                                               /s/ Daines and Rasmussen, P.C.

Salt Lake City, Utah
February 13, 1997

                          Independent Auditors' Report

Board of Directors and Stockholders
ZEVEX International, Inc.

We have audited the accompanying consolidated balance sheet of ZEVEX International, Inc. and Subsidiary as of December 31, 1997 and the related consolidated statements of operations, stockholders' equity, and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of ZEVEX International, Inc. and Subsidiary as of December 31, 1997, and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.

                                                           |s| Ernst & Young LLP

Salt Lake City, Utah
March 10, 1998

                              CORPORATE INFORMATION

Board of Directors

Dean G.  Constantine
President and CEO
ZEVEX, Inc.

David J.  McNally
Vice President and Marketing Director
ZEVEX, Inc.

Phillip L. McStotts, CPA Secretary/Treasurer and CFO ZEVEX, Inc.

Darla R.  Gill
President
Momentum Medical Corp.

Bradly A.  Oldroyd
President
Pinnacle Management Group

Officers

Dean G.  Constantine
President and CEO

David J.  McNally
Vice President and Marketing Director

Phillip L.  McStotts, CPA
Secretary/Treasurer and CFO

Investor Information

CORPORATE HEADQUARTERS
4314 ZEVEX Park Lane
Salt Lake City, Utah 84123
Telephone: (801) 264-1001
FAX: (801) 264-1051

TRANSFER AGENTS
Colonial Stock Transfer
455 East 400 South,
Suite 100
Salt Lake City, Utah 84111

Chase Mellon
Shareholder Service
Overpeck Centre
85 Challenger Road
Ridgefield Park, NJ 07660

INDEPENDENT AUDITORS
Ernst & Young, LLP
Suite 800
60 East South Temple
Salt Lake City, Utah 84111
(801) 350-3300

CORPORATE COUNSEL
Jones, Waldo, Holbrook & McDonough
1500 Wells Fargo Plaza
Salt Lake City, UT 84101
(801) 521-3200

Annual Report on Form 10-K
A copy of the Company's Annual Report to the Securities and Exchange Commission on Form 10-K will be provided to any stockholder free of charge, upon request. Inquiries should be addressed to Investor Relations, at the corporate address above.

      MARKET OF REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

The Company's common stock has been trading on the American Stock Exchange since May 19, 1997, under the symbol ZVX. Prior to that time, the stock traded on the OTC Bulletin Boards under the symbols ZVXI and ZVXIU. In November, 1997, the Company commenced a secondary public offering of its Common Stock at $12.50 per share. The Company received $13 million in net proceeds from this offering. As of March 24, 1998, there were 480 holders of record of the Company's common stock. Because many of the Company's shares of common stock are held by brokers and other institutions on behalf of stockholders, the Company is unable to estimate the total number of stockholders represented by these record holders. The Company has never declared or paid any cash dividends on its common stock. Since the Company intends to retain all future earnings to finance future growth, it does not anticipate paying any cash dividends in the foreseeable future.

                                    -------------------------------------- -------------------------------------
                                                    1997                                   1996
                                           High                Low               High                Low
                                    ------------------- ------------------ ------------------ -------------------
1st Quarter                               $8.00               $3.25              $4.25              $3.75
2nd Quarter                               $11.25              $7.13              $4.00              $2.75
3rd Quarter                               $20.75             $13.50              $3.25              $2.50
4th Quarter                               $16.25              $8.50              $3.31              $2.75


Inside Back Cover:      [PHOTOGRAPH OF AIR BUBBLE DETECTORS]
Caption:                AIR BUBBLE DETECTION
"ZEVEX's non-invasive ultrasonic air bubble detectors are utilized worldwide in a variety of medical applications, including: infusion pumps, dialysis machines, cardiopulmonary bypass systems and blood analyzers. for any application where fluid moves through tubing, ZEVEX air bubble detectors accurately and reliably detect the presence of air without the use of coupling gels. ZEVEX's electronic interface circuit was evaluated by the TUV Product Service and awarded the Bauart Gepruft Stamp as a stand alone fail-safe device."

                      [PHOTOGRAPH OF LIQUID LEVEL SENSORS]
Caption:              LIQUID LEVEL MEASUREMENT
"Precise, non-invasive liquid leve measurment devices employ pulse-echo ultra-sonic transmission technology. ZEVEX's patented design enables the sensor to be acoustically coupled to the outside of a rigid vessel wall without the use of coupling gels. Point level detectors, mounted on the side of the vessel, can determine the presence of liquid or air at specific levels, while volumetric systems determine liquid column height from the bottom of the container."

                 [PHOTOGRAPH OF PHACOEMULSIFICATION HANDPIECES]
Caption:         SURGICAL HANDPIECES
"ZEVEX surgical handpiece products utilize ultrasonic energy to fragment tissue in a variety of medical applications such as cataract surgery and ultrasonically assisted liposuction. These precision surgical instruments are designed to continue to operate reliably after repeated steam sterilization cycles."

            [PHOTOGRAPH OF PHOTON LASER PHACOEMULSIFICATION SYSTEM]
Caption:    SPECIALIZED MEDICAL SYSTEMS
"ZEVEX designs and manufactures customer medical systems for original equipment manufacturers worldwide."

Back Cover:
   [PHOTOGRAPH OF PHILLIP L. MCSTOTTS, DEAN G. CONSTANTINE, DAVID J. MCNALLY]
Caption: EXECUTIVE MANAGEMENT TEAM

                          [PHOTOGRAPH OF ZEVEX LOBBY]
"Over the past decade, ZEVEX has established itself as one of the premier, high-tech growth companies of the '90's. ZEVEX has demonstrated a unique capability of combining innovative engineering, production and quality control, managed under stringent international standards. The company has the capability to design and produce electronic instruments recognized throughout the world for precision, value and quality.

The ZEVEX executive management team is professionally trained and has worked successfully together since founding the company in 1986.

ZEVEX is publicly traded on the American Stock Exchange under the symbol ZVX."

                         [PHOTOGRAPH OF ZEVEX BUILDING]
"ZEVEX International, 4314 ZEVEX PARK LANE/SALT LAKE CITY, UTAH 84123, USA
                      TELEPHONE 801-264-1001/FAX 801-264-1051
                      TOLL-FREE IN USA 1-800-970-2337"

LOGO: National Standards Association of Ireland